U.S. SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                 FORM 12b-25


  NOTIFICATION OF LATE FILING                 SEC File Number 0-19260
                                            CUSIP Number 7601102 10 2

  [ X ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

     For Period Ended September 30, 1996
     [   ] Transition Report on Form 10-K
     [   ] Transition Report on Form 20-F
     [   ] Transition Report on Form 11-K
     [   ] Transition Report on Form 10-Q
     [   ] Transition Report on Form N-SA

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


  Part I--Registrant Information

  Full Name of Registrant          Rentech, Inc.
  Former Name if Applicable:       Not applicable.
                                   1331 17th Street, Suite 720
                                   Address of Principal Office
                                   Denver, Colorado 80202
                                   City, State and Zip Code

  Part II--Rules 12b-25(b) and (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

       (a)     The reasons described in reasonable detail in Part III of this
  form could not be eliminated without unreasonable effort or expense.   /X/

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day
  following the prescribed due date,   /X/  and

       (c) The accountant's statement or other exhibit required by Rule 12b-250(c) has been attached if applicable.


  Part III--Narrative

  State below in reasonable detail why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report thereof could not be filed within the prescribed period.

       Compliance with Statement of Financial Accounting Standards No. 123 requires preparing models for the evaluation of stock options, which must still be resolved.


  Part IV--Other Information.

       (1) Name and telephone number of person to contact in regard to this notification

  James P. Samuels               (303) 298-8008
  Name                           (Area Code)  (Telephone Number)

       (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [ X ] Yes     [   ] No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 [ X ] Yes     [   ] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       See attached.

                                 Rentech, Inc.
                 (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                     (signature)
  Date     December 26, 1996   By:  ---------------------------------------
                                      James P. Samuels, Vice President-Finance
                                     and Chief Financial Officer

  INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
    Violations (See 18 U.S.C. 1001).

  PART IV(3) Attachment

       The results of operations for the 9-month period ended September 30, 1996 will be significantly changed from those for 1995. The change results from a contract dispute between the registrant's wholly-owned Australian subsidiary, Future Fuels Pty Ltd., and the Australian joint venture for which Future Fuels was providing engineering design services. As a result of the joint venture's failure to make further progress payments under its contract with Future Fuels, Future Fuels discontinued its operations and went into liquidation as of December 31, 1995. The loss of the contract payments and the liquidation of Future Fuels contributed to a net loss from operations to the registrant of approximately $2,450,000 for fiscal year 1995. There will be no losses from Future Fuels in the nine-month period ended September 30, 1996.